August 19, 2019


Via E-Mail

F. Mark Reuter
Keating Muething Kiekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, OH 45202

         Re:   Medpace Holdings, Inc.
               Schedule 14D-9 filed August 8, 2019
               File No. 5-89605

Dear Mr. Reuter:

     The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4

   1. Please revise to provide further detail about why Medpace Holdings is not making a recommendation to Eligible Option Holders. It is true in the case of any tender offer that whether to participate is based in part on each holder's personal situation. Please expand to explain what specifically about this offer by an affiliate of the Company informed the
      Board's decision not to make a recommendation to subject security holders.

   2. See our last comment above. Summarize the deliberations at the meeting cited in subparagraph (b) of this section, including the Board's consideration of "numerous factors" leading up to its determination with respect to the Offer.
 F. Mark Reuter, Esq.
Keating Muething Kiekamp PPL
August 19, 2019
Page 2



General

   3. In your response letter, indicate how you disseminated the Schedule 14D-9 and how you intend to disseminate the revisions made in response to comments above.


    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.

                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions